Exhibit 99.1

Condensed Interim Consolidated Financial Statements

September 30, 2015

(unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2015	2014	2015	2014

Continuing operations
Revenue	4	$431,701	$491,569	$1,279,119	$1,065,064
Cost of sales	5	(252,172)	(370,714)	(735,701)	(847,657)
Gross margin		179,529	120,855	543,418	217,407

Operating expenses	6	(151,721)	(94,540)	(339,330)	(261,989)
Corporate administration expenses		(2,899)	(5,894)	(12,198)	(20,855)
Other income (expenses)	7	271	(1,128)	(44,278)	10,219
Income (loss) before finance items and taxes		25,180	19,293	147,612	(55,218)

Finance items
Finance income	8	1,003	1,283	2,214	7,903
Finance costs	8	(2,249)	(1,985)	(4,609)	(12,390)
		(1,246)	(702)	(2,395)	(4,487)
Income (loss) from continuing operations before taxes		23,934	18,591	145,217	(59,705)

Provision for income and other taxes		(11,298)	(12,154)	(35,949)	(38,073)
Income (loss) from continuing operations		12,636	6,437	109,268	(97,778)

Discontinued operations
Income (loss) after tax from discontinued operations	14	(22,784)	(246,644)	10,866	(290,177)
Income (loss) for the period		$(10,148)	$(240,207)	$120,134	$(387,955)

Attributable to owners of Turquoise Hill Resources Ltd.		21,184	(93,957)	142,229	(107,716)
Attributable to owners of non-controlling interests		(31,332)	(146,250)	(22,095)	(280,239)
Income (loss) for the period		$(10,148)	$(240,207)	$120,134	$(387,955)

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$43,968	$43,927	$160,998	$54,594
Discontinued operations		(22,784)	(137,884)	(18,769)	(162,310)
		$21,184	$(93,957)	$142,229	$(107,716)

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.02	$0.02	$0.08	$0.03
Discontinued operations		(0.01)	(0.07)	(0.01)	(0.08)
Income (loss) for the period		$0.01	$(0.05)	$0.07	$(0.05)

Basic weighted average number of shares outstanding (000’s)		2,012,309	2,012,299	2,012,306	1,964,352

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Income (loss) for the period	$(10,148)	$(240,207)	$120,134	$(387,955)

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments (Note 19)	(2,114)	(6,964)	(8,932)	(21,689)
Losses on revaluation of available for sale investments transferred to the statement of income (loss) (Note 19)	140	-	9,136	1,766
Other comprehensive income (loss) for the period	$(1,974)	$(6,964)	$204	$(19,923)

Total comprehensive income (loss) for the period	$(12,122)	$(247,171)	$120,338	$(407,878)

Attributable to owners of Turquoise Hill	$19,210	$(101,400)	$142,433	$(128,075)
Attributable to owners of non-controlling interests	(31,332)	(145,771)	(22,095)	(279,803)
Total comprehensive income (loss) for the period	$(12,122)	$(247,171)	$120,338	$(407,878)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2015	2014	2015	2014

Cash generated from operating activities before interest and tax	21	$171,741	$256,251	$512,394	$298,173

Interest received		816	145	1,461	356
Interest paid		(1,161)	(348)	(1,161)	(19,715)
Income and other taxes paid		(6,138)	(161)	(15,606)	(527)
Net cash generated from operating activities		165,258	255,887	497,088	278,287

Cash flows from investing activities
Proceeds from sale of discontinued operations	14	6,514	-	11,867	-
Proceeds from sale and redemption of financial assets		223	-	17,005	-
Expenditures on property, plant and equipment		(29,231)	(78,708)	(88,678)	(223,687)
Proceeds from sales of mineral property rights and other assets		-	-	1,237	4,000
Other investing cash flows		656	-	1,645	168
Cash used in investing activities of continuing operations		(21,838)	(78,708)	(56,924)	(219,519)
Cash generated from (used in) investing activities of discontinued operations		-	1,525	(114)	-
Cash used in investing activities		(21,838)	(77,183)	(57,038)	(219,519)

Cash flows from financing activities
Issue of share capital	18	-	100	20	2,288,573
Proceeds from bridge funding facility	15	-	-	-	62,373
Repayment of interim and bridge funding facilities	15	-	-	-	(2,191,635)
Proceeds from credit facilities	15	-	-	-	143,826
Repayment of credit facilities	15	-	(30,000)	-	(90,000)
Cash from financing activities of continuing operations		-	(29,900)	20	213,137
Cash from financing activities of discontinued operations		-	2	3,500	9
Cash from financing activities		-	(29,898)	3,520	213,146

Effects of exchange rates on cash and cash equivalents		73	(77)	247	(81)
Net increase in cash and cash equivalents		143,493	148,729	443,817	271,833

Cash and cash equivalents - beginning of period		$1,166,867	$201,216	$866,543	$78,112
Cash and cash equivalents - end of period		1,310,360	349,945	1,310,360	349,945
Less cash and cash equivalents classified in current assets held for sale		-	(4,768)	-	(4,768)
Cash and cash equivalents as presented on the statement of financial position		$1,310,360	$345,177	$1,310,360	$345,177

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2015	December 31, 2014	January 1, 2014

Current assets
Cash and cash equivalents	9	$1,310,360	$862,755	$78,112
Inventories	10	329,596	396,782	844,510
Trade and other receivables		10,562	14,519	4,853
Prepaid expenses and other assets	11	42,182	76,903	105,088
Due from related parties	23	9,717	7,864	5,070
Assets held for sale	14	14,643	229,489	-
		1,717,060	1,588,312	1,037,633
Non-current assets
Property, plant and equipment	12	6,387,718	6,597,395	7,209,453
Inventories	10	20,299	52,757	21,229
Financial assets	13	9,605	60,553	370,471
		6,417,622	6,710,705	7,601,153
Total assets		$8,134,682	$8,299,017	$8,638,786

Current liabilities
Borrowings and other financial liabilities	15	-	-	2,145,093
Trade and other payables	16	177,136	185,852	280,395
Deferred revenue		51,183	140,135	107,796
Payable to related parties	23	41,788	53,784	247,692
Liabilities held for sale	14	-	120,871	-
		270,107	500,642	2,780,976
Non-current liabilities
Borrowings and other financial liabilities	15	13,705	14,086	108,866
Deferred income tax liabilities		141,125	122,820	91,380
Decommissioning obligations	17	105,397	93,004	118,562
		260,227	229,910	318,808
Total liabilities		$530,334	$730,552	$3,099,784

Equity
Share capital	18	11,432,084	11,432,060	9,150,621
Contributed surplus		1,555,790	1,555,721	1,551,466
Accumulated other comprehensive income (loss)	19	(4,301)	(4,505)	22,347
Deficit		(4,644,434)	(4,788,340)	(4,815,269)
Equity attributable to owners of Turquoise Hill		8,339,139	8,194,936	5,909,165
Attributable to non-controlling interests	20	(734,791)	(626,471)	(370,163)
Total equity		7,604,348	7,568,465	5,539,002

Total liabilities and equity		$8,134,682	$8,299,017	$8,638,786

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 5, 2015 and signed on their behalf by:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

Nine Months Ended September 30, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income (loss) for the period	-	-	-	142,229	142,229	(22,095)	120,134
Comprehensive income for the period	-	-	204	-	204	-	204
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share options	24	69	-	-	93	-	93
Other decrease in non-controlling interests (Note 20)	-	-	-	-	-	(88,048)	(88,048)
Closing balance	$11,432,084	$1,555,790	$(4,301)	$(4,644,434)	$8,339,139	$(734,791)	$7,604,348

Nine Months Ended September 30, 2014	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$9,150,621	$1,551,466	$22,347	$(4,815,269)	$5,909,165	$(370,163)	$5,539,002

Loss for the period	-	-	-	(107,716)	(107,716)	(280,239)	(387,955)
Comprehensive (loss) income for the period	-	-	(20,359)	-	(20,359)	436	(19,923)
Equity issued for rights offering (Note 18), net of share issue costs of $79,775	2,281,083	-	-	-	2,281,083	-	2,281,083
Equity issued to holders of non-controlling interests	-	2,897	-	-	2,897	(3,094)	(197)
Employee share options	265	2,176	-	-	2,441	203	2,644
Closing balance	$11,431,969	$1,556,539	$1,988	$(4,922,985)	$8,067,511	$(652,857)	$7,414,654

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on November 5, 2015. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at September 30, 2015.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2015. The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS issued and applicable as of November 5, 2015, the date the Board of Directors approved the financial statements. An explanation of how the transition to IFRS has affected the reported equity and comprehensive income (loss) of the Company is provided in Note 26.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and interim financial statements for the three months ended March 31, 2015, the Company’s first condensed interim consolidated financial statements prepared in accordance with IFRS.

(b)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2015, and have not been applied in preparing these condensed interim consolidated financial statements. The following standards may have a potential effect on the consolidated financial statements of the Company:

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018 and is expected to impact the classification and measurement of financial assets and financial liabilities.

The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period ending December 31, 2015. The extent of the impact of adoption has not yet been determined.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company does not intend to early adopt IFRS 15 in its financial statements for the year ending December 31, 2015. The extent of the impact of adoption of the standard has not yet been determined.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the condensed interim consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations

	Three Months Ended September 30, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$431,701	$-	$431,701
Cost of sales	(252,172)	-	(252,172)
Gross margin	179,529	-	179,529

Operating expenses	(159,294)	7,573	(151,721)
Corporate administration expenses	-	(2,899)	(2,899)
Other income (expenses)	557	(286)	271
Income (loss) before finance items and taxes	20,792	4,388	25,180

Finance items
Finance income	196	807	1,003
Finance costs	(113,140)	110,891	(2,249)
Income (loss) from continuing operations before taxes	$(92,152)	$116,086	$23,934

Provision for income and other taxes	-	(11,298)	(11,298)

Income (loss) from continuing operations	$(92,152)	$104,788	$12,636

Depreciation and depletion	$95,381	$26	$95,407
Capital expenditures	$40,803	$-	$40,803
Total assets	$6,513,843	$1,606,196	$8,120,039

(a)

During the three months ended September 30, 2015, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from the three largest customers was $114.4 million, $102.1 million and $52.3 million (September 30, 2014 - $148.6 million, $113.3 million and $53.2 million), respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

	Three Months Ended September 30, 2014
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$491,569	$-	$491,569
Cost of sales	(370,714)	-	(370,714)
Gross margin	120,855	-	120,855

Operating expenses	(110,655)	16,115	(94,540)
Corporate administration expenses	-	(5,894)	(5,894)
Other income (expenses)	-	(1,128)	(1,128)
Income (loss) before finance items and taxes	10,200	9,093	19,293

Finance items
Finance income	458	825	1,283
Finance costs	(118,582)	116,597	(1,985)
Income (loss) from continuing operations before taxes	$(107,924)	$126,515	$18,591

Provision for income and other taxes	(338)	(11,816)	(12,154)

Income (loss) from continuing operations	$(108,262)	$114,699	$6,437

Depreciation and depletion	$123,798	$124	$123,922
Capital expenditures	$42,037	$88	$42,125
Total assets	$7,695,117	$301,329	$7,996,446

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

	Nine Months Ended September 30, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,279,119	$-	$1,279,119
Cost of sales	(735,701)	-	(735,701)
Gross margin	543,418	-	543,418

Operating expenses	(323,342)	(15,988)	(339,330)
Corporate administration expenses	-	(12,198)	(12,198)
Other income (expenses)	2,163	(46,441)	(44,278)
Income (loss) before finance items and taxes	222,239	(74,627)	147,612

Finance items
Finance income	776	1,438	2,214
Finance costs	(340,981)	336,372	(4,609)
Income (loss) from continuing operations before taxes	$(117,966)	$263,183	$145,217

Provision for income and other taxes	(111)	(35,838)	(35,949)

Income (loss) from continuing operations	$(118,077)	$227,345	$109,268

Depreciation and depletion	$263,779	$75	$263,854
Capital expenditures	$107,557	$-	$107,557
Total assets	$6,513,843	$1,606,196	$8,120,039

(b)

During the nine months ended September 30, 2015, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from the three largest customers was $285.9 million, $275.6 million and $152.2 million (September 30, 2014 - $327.4 million, $216.5 million and $197.5 million), respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

	Nine Months Ended September 30, 2014
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,065,064	$-	$1,065,064
Cost of sales	(847,657)	-	(847,657)
Gross margin	217,407	-	217,407

Operating expenses	(302,647)	40,658	(261,989)
Corporate administration expenses	-	(20,855)	(20,855)
Other income (expenses)	-	10,219	10,219
Income (loss) before finance items and taxes	(85,240)	30,022	(55,218)

Finance items
Finance income	1,853	6,050	7,903
Finance costs	(350,562)	338,172	(12,390)
Income (loss) from continuing operations before taxes	$(433,949)	$374,244	$(59,705)

Provision for income and other taxes	(2,413)	(35,660)	(38,073)

Income (loss) from continuing operations	$(436,362)	$338,584	$(97,778)

Depreciation and depletion	$269,706	$528	$270,234
Capital expenditures	$128,198	$370	$128,568
Total assets	$7,695,117	$301,329	$7,996,446

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Copper-gold concentrate
Copper	$224,502	$319,057	$635,006	$698,441
Gold	202,803	167,164	632,533	354,094
Silver	4,396	5,348	11,580	12,529
	$431,701	$491,569	$1,279,119	$1,065,064
5. Cost of sales
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Production and delivery	$159,375	$250,498	$480,765	$585,583
Depreciation and depletion	92,797	120,216	254,936	262,074
	$252,172	$370,714	$735,701	$847,657
6. Operating expenses by nature
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Operating segment administration (a)	$33,925	$33,345	$132,370	$130,696
Royalty expenses (b)	24,126	25,425	95,781	54,891
Impairment and write downs (c)	76,447	19,824	67,202	46,867
Selling expenses	4,346	9,794	19,248	19,034
Care and maintenance and underground remobilization costs (d)	10,283	1,110	14,280	1,929
Depreciation	2,610	3,706	8,918	8,160
Other	(16)	1,336	1,531	412
	$151,721	$94,540	$339,330	$261,989

(a)

Operating segment administration in the nine month period ended September 30, 2015 includes a charge of $22.1 million for settlement of amounts not previously paid or provided for in relation to a Tax Act received by Oyu Tolgoi in June 2014. Settlement followed signature of the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) on May 18, 2015.

(b)

Royalty expenses during the nine month period ended September 30, 2015 include an adjustment of $17.1 million made for recalculation of royalties payable following signature of the UDP on May 18, 2015.

(c)	Write downs include adjustments to the carrying value of inventories; refer to Note 10.

(d)	Remobilization costs include pre-start activities underway on the underground project.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	Other income (expenses)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Gain on sale of mineral property rights	$-	$-	$-	$14,019
Realized losses on disposal of available for sale investments (Note 19)	(140)	-	(9,136)	-
Foreign exchange gains	1,542	996	4,124	4,032
Write off of property, plant and equipment (a)	-	-	(36,794)	-
Other, including exploration and evaluation	(1,131)	(2,124)	(2,472)	(7,832)
	$271	$(1,128)	$(44,278)	$10,219

(a)

Following signature of the UDP, a net smelter royalty, purchased in 2003 from BHP Billiton and included in property, plant and equipment, was written off as the Company conceded that it has no entitlement to receive payment.

8.	Finance income and finance costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Finance income:
Interest income on bank deposits and short-term investments	$1,003	$1,283	$2,214	$4,267
Realized gains on foreign currency forward contracts	-	-	-	2,572
Other finance income	-	-	-	1,064
	$1,003	$1,283	$2,214	$7,903

Finance costs:
Interest expense and similar charges	$(1,393)	$(238)	$(1,867)	$(7,014)
Accretion of decommissioning obligations (Note 17)	(856)	(1,747)	(2,742)	(5,376)
	$(2,249)	$(1,985)	$(4,609)	$(12,390)

9.	Cash and cash equivalents

	September 30, 2015	December 31, 2014	January 1, 2014

Cash on hand and demand deposits	$428,187	$141,271	$78,112
Short-term liquid investments (a)	882,173	721,484	-
	$1,310,360	$862,755	$78,112

(a)	As at September 30, 2015, short-term liquid investments of $739.9 million (December 31, 2014 - $711.5 million) have been placed with wholly owned subsidiaries of Rio Tinto (refer to Note 23).

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	Inventories

	September 30, 2015	December 31, 2014	January 1, 2014

Current
Copper-gold concentrate	$67,044	$142,242	$533,895
Copper-gold stockpiles	30,352	11,596	7,529
Materials and supplies	266,955	274,320	309,620
Coal stockpiles	-	-	8,305
Provision against carrying value of materials and supplies	(34,755)	(31,376)	(14,839)
	$329,596	$396,782	$844,510

Non-current
Copper-gold stockpiles	$190,611	$159,246	$118,497
Provision against carrying value	(170,312)	(106,489)	(97,268)
	$20,299	$52,757	$21,229

During the nine month period ended September 30, 2015, net inventory write downs amounting to $67.2 million (September 30, 2014 - $35.9 million write down) were recognized.

11.	Prepaid expenses and other deposits

	September 30, 2015	December 31, 2014	January 1, 2014

Mongolian tax prepayments (Note 13)	$35,636	$60,000	$-
Prepaid expenses and other deposits	6,546	16,903	33,378
Standby purchaser fee prepayment (Note 18 (c))	-	-	71,710
	$42,182	$76,903	$105,088

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	Property, plant and equipment

	Oyu Tolgoi
Nine Months Ended September 30, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	51,938	78	55,541	-	107,557
Depreciation for the period	(85,275)	(193,133)	-	(70)	(278,478)
Disposals and write offs	(36,794)	(1,958)	-	-	(38,752)
Transfers and other movements	-	1,410	(1,410)	(4)	(4)
September 30, 2015	$878,241	$3,502,336	$2,006,903	$238	$6,387,718

Cost	1,081,936	4,214,422	2,006,903	3,783	7,307,044
Accumulated depreciation / impairment	(203,695)	(712,086)	-	(3,545)	(919,326)
September 30, 2015	$878,241	$3,502,336	$2,006,903	$238	$6,387,718

	Oyu Tolgoi
Nine Months Ended September 30, 2014	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2014	$984,017	$3,856,856	$1,961,714	$406,866	$7,209,453
Additions	51,181	4,272	72,745	8,287	136,485
Depreciation for the period	(40,785)	(162,711)	-	(33,578)	(237,074)
Impairments charges	-	-	(8,170)	(277)	(8,447)
Disposals and write offs	-	(1,064)	-	(173)	(1,237)
Transfers and other movements	-	25,771	(25,771)	(380,611)	(380,611)
September 30, 2014	$994,413	$3,723,124	$2,000,518	$514	$6,718,569

Cost	1,093,391	4,154,266	2,000,518	4,622	7,252,797
Accumulated depreciation / impairment	(98,978)	(431,142)	-	(4,108)	(534,228)
September 30, 2014	$994,413	$3,723,124	$2,000,518	$514	$6,718,569

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	Financial assets

	September 30, 2015	December 31, 2014	January 1, 2014

Mongolian tax prepayments (a)	$-	$19,886	$157,983
Available for sale investments (b)	8,388	34,325	70,254
Mongolian treasury bill (c)	-	-	109,294
Interests in joint ventures (d)	-	-	24,205
Other	1,217	6,342	8,735
	$9,605	$60,553	$370,471

(a)	Mongolian tax prepayments

The Company made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011, respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Tax payments are offset at a rate of $5.0 million per month since September 2013. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made. The Company initially recognized the tax prepayments at their fair value ($125.4 million) and subsequently carried them at amortized cost with interest income recognized in income using the effective interest method.

During 2014, the Company reached an agreement with the Government of Mongolia to apply up to $5.0 million per month of the tax prepayments against Mongolian taxes owing. During the three and nine month periods ended September 30, 2015, the Company offset $15.0 million (2014 - $15.0 million) and $45.0 million (2014 - $65.0 million) of tax prepayments against Mongolian taxes and recognized $0.2 million (2014 - $0.5 million) and $0.8 million (2014 - $1.6 million) of interest income. The expected application against Mongolian taxes for the next 12 months of $35.6 million is recorded as current in Prepaid expenses and other deposits (Note 11).

The total prepayment outstanding at September 30, 2015 was $35.6 million and is recorded in the financial statements at amortized cost. The fair value of the outstanding prepayment at September 30, 2015 was $33.8 million (December 31, 2014: $75.4 million; January 1, 2014: $145.0 million). The fair value of the tax prepayments was estimated based on available public information regarding what market participants would consider paying for such investments.

(b)	Available for sale equity securities

	September 30, 2015				December 31, 2014				January 1, 2014
	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

Ivanhoe Mines Ltd. (i)	1.2%	$7,916	$(3,665)	$4,251	5.4%	$34,057	$(2,206)	$31,851	6.4%	$34,057	$25,953	$60,010
Entrée Gold Inc.	9.4%	4,723	(620)	4,103	9.4%	4,723	(2,283)	2,440	9.4%	4,723	(696)	4,027
Other	-	50	(16)	34	-	50	(16)	34	-	5,710	507	6,217
		$12,689	$(4,301)	$8,388		$38,830	$(4,505)	$34,325		$44,490	$25,764	$70,254

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	Financial assets (continued)

(b)	Available for sale equity securities (continued)

(i)

At September 30, 2015, the Company held 2.6 million freely tradable Class A common shares (December 31, 2014 – 22.4 million, January 1, 2014 – 11.7 million) of Ivanhoe Mines Ltd. (“Ivanhoe”) and 6.0 million Class A common shares (December 31, 2014 – 14.7 million, January 1, 2014 – 25.4 million) that are subject to certain trading restrictions that are lifted on a portion every three months, with all the common shares becoming freely tradable by January 23, 2016.

During September 2015, Turquoise Hill disposed of 0.4 million shares in Ivanhoe at a weighted average price of Cdn$0.76 per share resulting in a realized loss on disposal of $0.1 million. In the nine months ended September 30, 2015, Turquoise Hill disposed of 28.5 million shares in Ivanhoe at a weighted average price of Cdn$0.79 per share resulting in a realized loss on disposal of $9.1 million.

(c)	Mongolian treasury bill

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill was October 20, 2014 and the $115.0 million face value was repaid by the Mongolian Government on October 17, 2014.

(d)	Interests in joint ventures

SouthGobi has a 40% interest in RDCC LLC, a joint venture. The investment in joint venture was classified as held for sale within the SouthGobi disposal group from July 29, 2014 to April 23, 2015, when SouthGobi ceased to be a consolidated subsidiary.

14.	Assets held for sale and discontinued operations

2014 sale and purchase agreement and impairment charge

Following signature of a sale and purchase agreement with National United Resources Holdings Limited (“NUR”) on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

On May 1, 2015, the Company announced that the sale and purchase agreement with NUR had expired on April 30, 2015 without the transaction contemplated thereunder having being completed.

Upon classification of SouthGobi as held for sale during the three month period ended September 30, 2014, the Company remeasured SouthGobi at the lower of its carrying value and fair value less cost to sell (“FVLCS”), with subsequent adjustment to an updated FVLCS at December 31, 2014. As a result, the Company recorded an impairment charge of $216.2 million ($122.0 million after non-controlling interests) against property, plant and equipment (including deferred stripping balances recognized on transition to IFRS) within the disposal group in its financial statements for the year ended December 31, 2014.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	Assets held for sale and discontinued operations (continued)

2015 impairment reversal

As a result of an increase in SouthGobi’s quoted share price during the three month period ended March 31, 2015, the Company recorded an impairment reversal of $73.6 million ($35.2 million after non-controlling interests) against property, plant and equipment. The estimate of FVLCS giving rise to the reversal of impairment was based upon a quoted share price of Cdn$0.90 at March 31, 2015 and included adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

Divestment to Novel Sunrise Investments Limited

On April 23, 2015, the Company completed the sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited (“NSI”) at a price of Cdn$0.35 per common share. Cash proceeds of Cdn$8.5 million were received on completion, with a balance of Cdn$8.5 million received by the Company on August 4, 2015. A further 1.7 million shares were sold to NSI on June 3, 2015 at a price of Cdn$0.35 per common share.

A loss on sale of $20.2 million was recorded within discontinued operations for the three months ended June 30, 2015, as a result of the price per share divested being below the quoted share price on which the estimate of FVLCS was based.

Following completion of the transactions with NSI, Turquoise Hill’s ownership of SouthGobi fell to 22.6%. On completion of the April 23 transaction, SouthGobi ceased to be a subsidiary company of Turquoise Hill and became an investment in an associate.

The Company continues to pursue a strategy of divesting its interest in SouthGobi and sold additional shares in on-market transactions during the three months ended September 30, 2015, reducing its ownership to 21.3% (52.4 million shares).

Subsequent re-measurement and presentation

Immediately after the divestment to NSI, the Company’s remaining investment in SouthGobi was recorded within current assets held for sale at an initial carrying value of $36.2 million, being an estimate of FVLCS based on the quoted share price at April 23, 2015. The investment is measured at the lower of original carrying amount and FVLCS, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Charges and credits relating to changes in the FVLCS of the investment, based on the quoted stock price, are included within other expenses within discontinued operations, together with gains or losses arising from on-market divestment and other adjustments for transactions relating to SouthGobi.

Income and cash flows of SouthGobi up to April 23, 2015 are presented as discontinued operations in the consolidated statements of income (loss) and the consolidated statements of cash flows, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	Assets held for sale and discontinued operations (continued)

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	September 30, 2015	December 31, 2014

Cash and cash equivalents	$-	$3,788
Inventories	-	31,256
Trade and other receivables	-	461
Prepaid expenses and other assets	-	4,194
Property, plant and equipment	-	163,216
Investment in associated company	14,643	-
Financial assets	-	26,574
Assets of disposal groups held for sale	$14,643	$229,489

Borrowings and other financial liabilities	-	2,301
Trade and other payables	-	10,324
Deferred revenue	-	11,898
Payable to related parties	-	771
Convertible credit facility	-	92,873
Decomissioning obligations	-	2,704
Liabilities of disposal groups held for sale	$-	$120,871

The net loss reported in discontinued operations for all periods presented is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Revenue	$-	$8,603	$2,392	$23,252
Cost of sales	-	(19,622)	(8,364)	(57,701)
(Write down) / reversal of write down of property, plant and equipment	-	(227,277)	73,638	(227,277)
Loss on sale of discontinued operations	-	-	(20,167)	-
Other expenses (a)	(22,784)	(8,348)	(36,633)	(28,451)
Income (loss) after tax from discontinued operations	$(22,784)	$(246,644)	$10,866	$(290,177)

(a)	Other expenses in the three month period ended September 30, 2015 include a charge of $17.1 million relating to changes in fair value less cost to sell of the Company’s investment in SouthGobi.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	Borrowings and other financial liabilities

	September 30, 2015	December 31, 2014	January 1, 2014

Current
Interim funding facilities (a)	$-	$-	$1,789,787
Bridge funding facilities (a)	-	-	339,475
Interest payable	-	-	15,831
Credit facilities (b)	-	-	-
	$-	$-	$2,145,093

Non-current
Capital lease payable	$13,705	$14,086	$14,564
Convertible debenture (c)	-	-	94,302
	$13,705	$14,086	$108,866

(a)	Interim and bridge funding facilities

All amounts owing under the Interim and Bridge funding facilities provided by Rio Tinto to the Company were repaid by January 14, 2014 with proceeds from the 2013 rights offering. The facilities were then cancelled.

(b)	Revolving credit facility

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million facility signed on February 24, 2014 which matured on February 24, 2015. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility matures on March 19, 2016. At September 30, 2015, no amounts had been drawn down on the facility.

(c)	Convertible debenture

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets. Pursuant to the convertible debenture’s terms, on March 29, 2010, SouthGobi exercised its right to call for conversion of $250 million of the convertible debenture into 21.5 million shares.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	Borrowings and other financial liabilities (continued)

	September 30, 2015	December 31, 2014	January 1, 2014

Principal amount of convertible debenture	$-	$250,000	$250,000

(Deduct) add:
Transaction costs	-	(2,801)	(2,801)
Bifurcation of embedded derivative liability	-	(156,646)	(156,646)
Accretion of discount	-	486	354
Carrying amount of debt host contract	$-	$91,039	$90,907

Embedded derivative liability	-	1,834	3,395
Convertible credit facility	$-	$92,873	$94,302

Less amount classified as liabilities held for sale	-	(92,873)	-
Net carrying amount of convertible credit facility	$-	$-	$94,302

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

The debenture was classified as held for sale within the SouthGobi disposal group from July 29, 2014.

16.	Trade and other payables

	September 30, 2015	December 31, 2014	January 1, 2014

Trade payables and accrued liabilities	$174,522	$184,750	$278,902
Other	2,614	1,102	1,493
	$177,136	$185,852	$280,395

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	Decommissioning obligations

	September 30, 2015	December 31, 2014	January 1, 2014

Oyu Tolgoi	$105,397	$93,004	$116,254
SouthGobi	-	-	2,308
	$105,397	$93,004	$118,562

	Nine Months Ended September 30,
	2015	2014

Opening carrying amount	$93,004	$118,562
Changes in estimates	9,651	3,841
Accretion of present value discount	2,742	5,376
Transfer to assets and liabilities held for sale	-	(2,704)
	$105,397	$125,075

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures have been discounted to their present value at a real rate of 2.0% (December 31, 2014 – 2.0%, January 1, 2014 – 2.0%).

18.	Share capital

	Nine Months Ended September 30, 2015
	Number of Common Shares	Amount

Balances, January 1, 2015	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (b)	10,222	24
Balances, September 30, 2015	2,012,309,019	$11,432,084

	Nine Months Ended September 30, 2014
	Number of Common Shares	Amount

Balances, January 1, 2014	1,006,116,602	$9,150,621
Shares issued for:
Rights offering net of issue costs of $79,775 (c)	1,006,116,602	2,280,931
Exercise of stock options (b)	59,840	398
Share purchase plan	5,753	19
Balances, September 30, 2014	2,012,298,797	$11,431,969

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18. Share capital (continued)

(a)	Rio Tinto interests

As at September 30, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 – 50.8%, September 30, 2014 – 50.8%, January 1, 2014 – 50.8%). The Company’s Series D and Anti-Dilution Series D Warrants (the Warrants) expired on May 22, 2015 unexercised. The Warrants were acquired by Rio Tinto in conjunction with the 2012 Memorandum of Agreement. The Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $8.20 per common share. The Anti-Dilution Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $4.31 per common share.

(b)	Share Options

During the nine month period ended September 30, 2015, 10,222 options were exercised, 1,643,668 options were cancelled, no options expired, no options were granted and $0.1 million was charged to operations.

(c)	2013 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2013 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

The pro rata distribution of rights to the Company’s shareholders was accounted for as an equity instrument. Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the embedded derivative was measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as a prepaid expense in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering. During the nine month period ended September 30, 2014, the Company recognized a derivative gain of $1.1 million associated with the remeasurement of the standby purchaser fee liability.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	Accumulated other comprehensive income (loss)

	Unrealized Gain	Unrealized (Loss)		Total
	(Loss) on Available	Gain on Available		Attributable
	For Sale Equity	For Sale Debt	Noncontrolling	to the
	Securities	Securities	Interests	Company

Balance, January 1, 2015	$(4,505)	$-	$-	$(4,505)

Change in other comprehensive loss before reclassifications	(8,932)	-	-	(8,932)
Reclassifications from accumulated other comprehensive income (Note 13 (b))	9,136	-	-	9,136
Net other comprehensive income	204	-	-	204
Balance, September 30, 2015	$(4,301)	$-	$-	$(4,301)

	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized (Loss) Gain on Available For Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2014	$25,764	$(3,171)	$(246)	$22,347

Change in other comprehensive (loss) income before reclassifications	(24,568)	2,879	(436)	(22,125)
Reclassifications from accumulated other comprehensive income	1,766	-	-	1,766
Net other comprehensive (loss) income	(22,802)	2,879	(436)	(20,359)
Balance, September 30, 2014	$2,962	$(292)	$(682)	$1,988

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	Non-controlling interests

At September 30, 2015, there were non-controlling interests in subsidiaries as follows:

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	29,635	(51,730)	(22,095)
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Disposal of subsidiary	(88,048)	-	(88,048)
Balance, September 30, 2015	$-	$(734,791)	$(734,791)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2014	$171,348	$(541,511)	$(370,163)
Non-controlling interests’ share of loss	(127,867)	(152,372)	(280,239)
Non-controlling interests’ share of other comprehensive income	436	-	436
Changes in equity interests held by Turquoise Hill	(2,891)	-	(2,891)
Balance, September 30, 2014	$41,026	$(693,883)	$(652,857)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2015, the cumulative amounts of such funding and accrued interest were $751.1 million (December 31, 2014 - $751.1 million; September 30, 2014 - $751.1 million; and January 1, 2014 - $751.1 million) and $214.9 million (December 31, 2014 - $168.6 million; September 30, 2014 - $153.7 million; and January 1, 2014 - $110.5 million), respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from operating activities

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Income (loss) from continuing operations	$12,636	$6,437	$109,268	$(97,778)

Adjustments for:
Concentrate prepayment facility offsets	-	(9,521)	-	(36,434)
Depreciation and amortization	95,407	123,922	263,854	270,234
Finance items:
Interest income	(1,003)	(1,283)	(2,214)	(4,267)
Interest and accretion expense	2,249	1,985	4,609	12,390
Realized and unrealized losses on financial instruments	140	-	9,136	-
Unrealized foreign exchange (gains) losses	(92)	(171)	(222)	(5)
Inventory write downs net of reversals	76,447	19,824	67,202	38,697
Write down of carrying value of property, plant and equipment	-	-	38,341	8,170
Tax prepayment offset	15,000	15,049	45,000	65,014
Gains on sale of mineral property rights and other assets	-	-	-	(14,019)
Income and other taxes	11,298	12,154	35,949	38,073
Other items	(337)	718	453	1,971

Net change in non-cash operating working capital items:
Decrease (increase) in:
Inventories	17,075	108,673	36,626	147,546
Trade and other receivables and Prepaid expenses and other assets	3,321	6,597	18,982	(12,505)
Due from related parties	1,233	(518)	4,508	866
Increase (decrease) in:
Trade and other payables	8,719	(22,733)	(12,239)	(91,261)
Deferred revenue	(75,230)	27,891	(88,952)	35,154
Payable to related parties	4,878	(30,109)	(11,996)	(38,431)
Cash generated from operating activities of continuing operations before interest and tax	171,741	258,915	518,305	323,415

Cash used in operating activities of discontinued operations before interest and tax	-	(2,664)	(5,911)	(25,242)
Cash generated from operating activities before interest and tax	$171,741	$256,251	$512,394	$298,173

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21. Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Investing activities
Tax prepayment (Note 13)	$15,000	$15,049	$45,000	$65,014

Financing activities
Repayment of credit facility	$-	$(9,521)	$-	$(36,434)

22.	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the earnings (loss) per share calculation due to anti-dilution are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Options	1,707,792	3,695,563	1,707,792	3,695,563
Series D warrants	-	74,247,460	-	74,247,460
Anti-diultive Series D warrants	-	74,247,460	-	74,247,460
	1,707,792	152,190,483	1,707,792	152,190,483

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	Related parties

	September 30, 2015	December 31, 2014	January 1, 2014

Due from related parties:
Rio Tinto (a)	$3,356	$7,864	$5,070
SouthGobi (b)	6,361	-	-
	$9,717	$7,864	$5,070

Payable to related parties:
Rio Tinto (a)	$(41,788)	$(53,784)	$(247,692)
SouthGobi (b)	-	-	-
	$(41,788)	$(53,784)	$(247,692)

(a)	Related party transactions with Rio Tinto

As at September 30, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 and January 1, 2014: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	September 30, 2015	December 31, 2014	January 1, 2014

Cash and cash equivalents (i)	$739,850	$711,468	$-
Due from related parties	3,356	7,864	5,070
Payable to related parties:
Management service payments (ii)	(7,572)	(7,729)	(100,569)
Cost recoveries (iii)	(34,216)	(46,055)	(75,237)
Standby purchaser fee	-	-	(71,886)
Interest payable on long-term debt	-	-	(13,530)
Interim funding facility (Note 15)	-	-	(1,789,787)
New bridge facility (Note 15)	-	-	(339,475)
	$701,418	$665,548	$(2,385,414)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23. Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Interest income on cash and cash equivalents (i)	$554	$-	$1,109	$-
Cost recoveries - Turquoise Hill	536	659	2,917	1,541

Financing costs:
Commitment fees (iv)	-	-	-	(224)
Interest expense (iv)	-	-	-	(4,903)
Management services payment (ii)	(7,572)	(6,508)	(18,727)	(20,016)
Cost recoveries—Rio Tinto (iii)	(13,755)	(12,848)	(38,482)	(53,389)
	$(20,237)	$(18,697)	$(53,183)	$(76,991)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. All cash and cash equivalents are repayable to the Company either on demand or at maturity. At September 30, 2015, cash and cash equivalents included deposits with wholly owned subsidiaries of Rio Tinto totalling $739.9 million, which earn interest at rates equivalent to those offered by financial institutions.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi open pit mine achieved Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0% for open pit operations and, in accordance with the UDP signed on May 18, 2015, is 1.5% for Underground capital costs.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

The above noted transactions were carried out in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23. Related parties (continued)

(b)	Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

SouthGobi—from April 23, 2015 (i)	$206	$-	$404	$-
	$206	$-	$404	$-

The above noted transactions were in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At September 30, 2015, $6.4 million was due from SouthGobi. There were no amounts payable to companies related to Turquoise Hill by way of directors, officers or shareholders in common.

(i)

SouthGobi became an investment in a company subject to significant influence on April 23, 2015 (see Note 14 for further information); prior to this SouthGobi was a consolidated subsidiary of Turquoise Hill and transactions between the Company and SouthGobi were eliminated upon consolidation. Amounts owing from SouthGobi at September 30, 2015 are classified as receivable from related parties; transactions occurring after April 23, 2015 between the Company and SouthGobi are disclosed as related party transactions.

24.	Contingencies

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

25.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25. Financial instruments and fair value measurements (continued)

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

	Fair Value at September 30, 2015
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$8,388	$5,440	$2,948	$-
	$8,388	$5,440	$2,948	$-

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$34,325	$22,215	$12,110	$-
	$34,325	$22,215	$12,110	$-

	Fair Value at January 1, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$70,254	$30,899	$39,355	$-
Mongolian treasury bill	109,294	-	-	109,294
	$179,548	$30,899	$39,355	$109,294

Liabilities:
Payable to related parties	$71,886	$-	$71,886	$-
	$71,886	$-	$71,886	$-

The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices. Available for sale investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS

The Company’s first condensed interim consolidated financial statements prepared in accordance with IFRS were published on May 8, 2015 for the three months ended March 31, 2015.

The accounting policies set out in Note 2 and in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2015, have been consistently applied in preparing interim financial statements for the periods ended September 30, 2015, the comparative information presented in these interim financial statements for both periods ended September 30, 2014 and year ended December 31, 2014, and in the preparation of an opening IFRS statement of financial position at January 1, 2014 (Transition Date).

In preparing its opening IFRS statement of financial position, Turquoise Hill has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP (its previous GAAP). Explanations of how the transition from its previous GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

Changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows; however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards, Turquoise Hill has applied IFRS on a retrospective basis, subject to relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS. These exceptions and exemptions are described in the notes to the condensed interim consolidated financial statements for the three months ended March 31, 2015, and the reconciliations below should be read in conjunction with that information.

Reconciliation of equity	Note	December 31, 2014	September 30, 2014	January 1, 2014

Equity under U.S. GAAP		$7,576,725	$7,508,913	$4,578,086
IFRS adjustments to equity:
Non-current inventories	a	(110,330)	(129,505)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	b	42,395	32,469	9,442
Deferred stripping costs (SouthGobi)	b	-	(1,674)	96,063
Available for sale equity investments	c	873	2,423	14,331
Loans receivable	d	4,509	4,911	13,024
Decommissioning obligations	e	(1,703)	(2,237)	(1,614)
Income taxes	f	-	269	4,547
Rights offering	g	-	-	928,280
Consolidation and classification of SouthGobi	h	55,986	-	-
Other		10	(915)	735
Total IFRS adjustments to equity		$(8,260)	$(94,259)	$960,916
Total equity under IFRS		$7,568,465	$7,414,654	$5,539,002

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26. First time adoption of IFRS (continued)

Reconciliation of total comprehensive loss	Note	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014

Comprehensive loss under U.S. GAAP		$(142,872)	$(316,806)
IFRS adjustments to income (loss):
Non-current inventories	a	(11,344)	(25,613)
Deferred stripping costs	b	(86,651)	(74,711)
Decommissioning obligations	e	(247)	(623)
Income taxes	f	(1,337)	(10,013)
Rights offering	g	-	34,034
Other		(201)	142
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	c	(3,030)	(11,909)
Loans receivable	d	(1,630)	(8,113)
Income taxes	f	141	5,734
Total IFRS adjustments to comprehensive loss		$(104,299)	$(91,072)
Comprehensive loss under IFRS		$(247,171)	$(407,878)

Notes to the reconciliations

The following notes should be read in conjunction with the accounting policies contained in Note 2 and detailed further in the condensed interim consolidated financial statements for the three months ended March 31, 2015.

(a)	Non-current inventories

Under US GAAP, the Company valued copper-gold stockpiles expected to be processed and sold in greater than one year at the lower of weighted average cost and undiscounted net realizable value. Under IFRS, the Company has elected to value inventory at the lower of cost and net realizable value, calculated on a discounted cash flow basis when the inventory is expected to be sold in greater than one year.

(b)	Deferred stripping costs

Under US GAAP, production phase stripping costs for open pit mines are treated as current production costs. Under IFRS, stripping costs in the production phase are capitalized to mineral properties if the stripping activities provide a probable future economic benefit.

(c)	Available for sale equity investment—Ivanhoe Mines Ltd.

Under US GAAP, the Company’s investment in Class A common shares of Ivanhoe Mines Ltd., including those which were restricted from trading for less than a year, were accounted for as an available for sale investment. Class A common shares restricted for over a year were accounted for using the cost method. Under IFRS, all Class A common shares of Ivanhoe Mines Ltd. are accounted for as available for sale investments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26. First time adoption of IFRS (continued)

(d)	Loans and receivables - Mongolian Tax Prepayments

Under US GAAP, the Company treated the tax prepayments as available for sale financial assets. Under IFRS, the Company has classified these prepayments as loan receivables and carries them at amortized cost, reduced by amounts applied to tax prepayments.

(e)	Decommissioning Obligations

Under US GAAP, provisions for decommissioning obligations are discounted using a credit-adjusted risk-free rate for the entity and the liability is remeasured only for changes to the estimated cash flows. Under IFRS, provisions for decommissioning obligations are discounted using a discount rate that reflects the specific risks of the liability but excludes the entity’s own credit risk. The entire provision is remeasured each reporting period, reflecting changes in risk-free discount rates and estimated cash flows.

(f)	Income Taxes

Under IFRS, deferred taxes are not recognized upon the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transition, affects neither accounting profit nor taxable profit. This exception to the recognition of deferred taxes does not exist under US GAAP. Accordingly, deferred taxes arising from such items have been derecognized upon the adoption of IFRS.

(g)	Rights Offering

Under US GAAP, the Company recognized a derivative financial liability for the 2013 rights offering because the rights included a foreign currency option, as each holder was able to elect to exercise its rights in US or Canadian dollars. Under US GAAP, changes in the fair value of the derivative financial liability were recorded in the statement of operations. Under IFRS, the Company has recorded these rights as an equity instrument and therefore no derivative has been recorded.

(h)	Consolidation and classification of SouthGobi

Under US GAAP, the Company classified SouthGobi as held for sale and a discontinued operation during the three months ended September 30, 2014 and as a result restated previous periods presented to reflect the classification as held for sale and a discontinued operation. Following completion of a private placement by SouthGobi on December 3, 2014, Turquoise Hill’s ownership fell to 47.9% and the Company classified SouthGobi as an investment subject to significant influence and no longer consolidated. The Company’s investment in SouthGobi at December 31, 2014 was recognized at fair value as an investment within non-current assets held for sale in the Company’s consolidated balance sheet.

Under IFRS, the Company determined that at the time of the private placement on December 3, 2014 and at December 31, 2014, it had the power to control the activities of SouthGobi and consolidated SouthGobi in the Company’s consolidated financial statements as held for sale and discontinued operations. Under IFRS, the assets and liabilities of SouthGobi are not reclassified as held for sale in comparative information for periods ending before the classification as held for sale during the three months ended September 30, 2014.